June 2, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Pamela Long, Assistant Director

Re:	Arma Services, Inc.

Registration Statement on Form S-1

Filed March 2, 2015

File No. 333-202398

Dear Ms. Long:

This letter sets forth the responses of Arma Services, Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of April 28, 2016. Each numbered paragraph below responds to the comment having the same number in the April 28, 2015 comment letter.

Dilution of the Price You Pay For Your Shares, page 12

1.	We have read your revision related to comment 1 in our letter dated December 14, 2015. It is not clear how you have calculated the Increase in net tangible book value per share, Net tangible book value after offering per share and Dilution to investors per share, under the 75%, 50% and 25% levels of proceeds. Please revise to correct these numbers as of the most recent balance sheet date and also ensure that any textual disclosures accompanying such revisions are appropriate, including the risk factor on page 8.

In response to the Staff’s comment, the Company has revised its Dilution disclosures and the risk factor on page 8 accordingly.

Consent, page F-2

2.	Please have your current auditors provide an appropriately updated consent as a separate exhibit that also refers to the appropriate Registrant. See Item 601(b)(23) of Regulation S-K.

Our auditors have provided an updated consent with corrections made--the consent is attached as an exhibit.

January 31, 2016 Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-15

Revenue Recognition, page F-15

3.	We note the $600 in revenue recognized for the three months ended January 31, 2016 for providing event management services. Please revise to disclose the specific nature of the services and how each revenue recognition criterion as described herein has been met. Refer to ASC 605-10-S99-1.

We have amended the Revenue Recognition policy note in Footnote 1 to the financial statements, to refer to the nature of the services rendered and time period that they were rendered and earned, which conforms to ASC 605-10-S99-1. Specifically, the agreement, though simple, is 1)evidence that an arrangement existed, (in addition payment was received, 2) services were rendered, as we can provide time summaries and evidence of arranged meetings etc., 3) the sales price was fixed and determinable, 4) collection was reasonably assured, since it was received prior to period end. We intend to provide similar services in the future, and will follow the same policy of revenue recognition for those sales as well as for any other services or products we may provide. Though revenues recognized in 2015 were inconsequential, we acknowledge that they represented the first such sales for the Company.

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Sergey Gandin
Sergey Gandin President and Principal Executive Officer Arma Services, Inc